As filed with the Securities and Exchange Commission on April 28, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PLAYSTUDIOS, INC.
(Name of Subject Company (Issuer))

PLAYSTUDIOS, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A Common Stock at an exercise price of $11.50 per share
(Title of Class of Securities)

72815G116
(CUSIP Number of Class of Securities)

Andrew Pascal
Chief Executive Officer
PLAYSTUDIOS, Inc.
10150 Covington Cross Drive
Las Vegas, NV 89144
(725) 877-7000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Joel Agena General Counsel PLAYSTUDIOS, Inc. 10150 Covington Cross Drive Las Vegas, NV 89144 (725) 877-7000	Rachel Paris, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2234

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) further amends the Tender Offer Statement on Schedule TO filed by PLAYSTUDIOS, Inc., a Delaware corporation (the “Company”), on April 1, 2022, as amended by the Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company on April 14, 2022 (together with any additional amendments and supplements, the “Schedule TO”), relating to the tender offer by the Company to purchase for cash up to 10,996,361 of its outstanding warrants to purchase Class A common stock, par value $0.0001, at a price of $1.00 per warrant, without interest (the “Offer Purchase Price”), on the terms and conditions set forth in the Amended and Restated Offer to Purchase and Consent Solicitation and the Amended and Restated Letter of Transmittal and Consent filed by the Company as exhibits to this Schedule TO. The Amended and Restated Offer to Purchase and Consent Solicitation and the Amended and Restated Letter of Transmittal and Consent, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of October 22, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the warrants, to permit the Company to redeem each outstanding warrant for $0.90 in cash, without interest (the “Redemption Price”), which Redemption Price is 10% less than the Offer Purchase Price.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Amended and Restated Offer to Purchase and Consent Solicitation, are hereby amended and supplemented by adding the following text thereto:

“On April 27, 2022, the Company extended the expiration date of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on April 29, 2022. The expiration date of the Offer has been extended until 12:00 midnight, Eastern Time, at the end of the day on May 13, 2022, unless further extended or terminated. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, has indicated that as of 5:00 p.m. Eastern Time on April 27, 2022, (i) 33,606 Public Warrants had been validly tendered and not validly withdrawn from the Offer, representing approximately 0.5% of the outstanding Public Warrants and (ii) none of the outstanding Private Placement Warrants had been validly tendered and not validly withdrawn from the Offer.

On April 28, 2022, the Company issued a press release announcing the extension of the expiration date for the Offer. The full text of the press release is attached as Exhibit (a)(v)(iii) to the Schedule TO and is incorporated herein by reference.”.

Amendments to the Amended and Restated Offer to Purchase and Consent Solicitation, Amended and Restated Letter of Transmittal and Consent and Other Exhibits to the Schedule TO

All references to “12:00 midnight, Eastern Time, at the end of the day on April 29, 2022” set forth in the Amended and Restated Offer to Purchase and Consent Solicitation (Exhibit (a)(1)(A)), Amended and Restated Letter of Transmittal and Consent (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “12:00 midnight, Eastern Time, at the end of the day on May 13, 2022.”.

The Amended and Restated Offer to Purchase and Consent Solicitation and the Amended and Restated Letter of Transmittal and Consent, which include the above extension to the expiration date of the Offer are attached to the Schedule TO as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively.

Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Amended and Restated Offer to Purchase and Consent Solicitation, the Amended and Restated Letter of Transmittal and Consent and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read with the Schedule TO.

Item 12.        Exhibits.

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Purchase and Consent Solicitation, dated April 28, 2022.
(a)(1)(B)	Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to Schedule TO filed April 1, 2022).
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 1, 2022 (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO filed April 1, 2022).
(a)(1)(E)*
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 1, 2022 (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO filed April 1, 2022).

(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated April 1, 2022, announcing cash tender offer for PLAYSTUDIOS, Inc. warrants (incorporated by reference to Exhibit (a)(5)(i) to Schedule TO filed April 1, 2022).
(a)(5)(ii)*	Summary Advertisement, dated April 1, 2022, announcing cash tender offer for PLAYSTUDIOS, Inc. warrants (incorporated by reference to Exhibit (a)(5)(ii) to Schedule TO filed April 1, 2022).
(a)(5)(iii)	Press Release, dated April 28, 2022, announcing the extension of the expiration date of the cash tender offer for PLAYSTUDIOS, Inc. warrants.
(b)	Not Applicable
(d)(1)
Warrant Agreement, dated October 22, 2020, between Acies Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Acies Acquisition Corp.’s Current Report on Form 8-K filed October 27, 2020).

(d)(2)
Amended and Restated Registration Rights Agreement, dated as of June 21, 2021, by and among Acies Acquisition Corp., Acies Acquisition LLC, and certain stockholders of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed June 25, 2021).

(g)	Not Applicable
(h)	Not Applicable
107	Filing Fee Table.

*Previously filed.
Item 12(b).    Exhibits.

Filing Fee Exhibit
SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: April 28, 2022

PLAYSTUDIOS, Inc.

By:	/s/ Andrew Pascal
	Name:	Andrew Pascal
	Title:	Chief Executive Officer
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